UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Yang Hua
Name:	Yang Hua
Title:	Executive Director, Executive Vice President and Chief Financial Officer
Dated: May 18, 2007

EXHIBIT INDEX

Exhibit No.                                           Description

99.1                                                     Press release dated May 18, 2007, entitled “CNOOC Ltd. Announces the Startup of WZ 11-1”.

Exhibit 99.1

新闻稿 – 实时发放

CNOOC Ltd. Announces the Startup of WZ 11-1

(Hong Kong, May 18, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that it has successfully brought on stream Wei Zhou (WZ) 11-1, an independent oilfield in the Western South China Sea. Currently the new field has one well producing over 2,100 barrels of oil per day.

WZ11-1 is located in the southwest of Weizhou Island in the Beibu Gulf, South China Sea. The field is adjacent to the producing fields WZ11-4 and WZ12-1, with water depth ranging from 30 to 40 meters.

There’s only one producing platform in WZ11-1 oil field. Its development and production mainly relied on the production facilities and sub-sea pipelines of the adjacent WZ 12-1.

WZ 11-1 is expected to see 7,200 barrels of oil per day at its peak production.

Mr. Liu Jian, Executive Vice President of the Company said, ”Marginal fields such as WZ11-1 can be commercialized by sharing facilities with surrounding oil fields. Previously the Company already successfully developed WZ6-1, another marginal field adjacent to WZ11-1, in the same way.”

CNOOC Ltd. holds 100% interests of WZ11-1.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors’ current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them.  The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise.  Forward-looking statements involve inherent risks and uncertainties.  Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com